UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File No. 001-41079

Currenc Group Inc.

(Translation of registrant’s name into English)

410 North Bridge Road,

Spaces City Hall,

Singapore

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Press Release

On July 31, 2025, Currenc Group, Inc., an exempted company incorporated and registered in the Cayman Islands (the “Company” or “Currenc”), issued a press release (the “Press Release”) announcing that it has retained Shareholder Intelligence Services, LLC (“ShareIntel”) to assist the Company in monitoring and investigating potential naked short selling of the Company’s ordinary shares. The full text of the Press Release is attached hereto as Exhibit 99.1 to this Report on Form 6-K and is incorporated herein by reference.

INDEX TO EXHIBITS

Exhibit No.	Description
99.1	Press Release of Currenc Group Inc. dated as of July 31, 2025

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 31, 2025

CURRENC GROUP INC.

By:	/s/ Ronnie Ka Wah Hui
Name:	Ronnie Ka Wah Hui
Title:	Chief Executive Officer

3